UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-35471

CUSIP NUMBER: 78636X204

(Check One) ☐ Form 10-K     ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: September 30, 2019

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SAExploration Holdings, Inc.

Full Name of Registrant:

N/A

 Former Name if Applicable

1160 Dairy Ashford Rd., Suite 160

Address of Principal Executive Office (Street and Number)

Houston, Texas 77079

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SAExploration Holdings, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 within the time period required, and will not be in a position to file that Quarterly Report on Form 10-Q within the five calendar-day extension period provided by Rule 12b-25(b) without unreasonable effort or expense for the following reasons summarized below:

•

The SEC has been conducting an investigation of the Company relating to revenue recognition, accounts receivable, tax credits and additional related matters. The Company has been cooperating, and will continue to cooperate, in good faith with the SEC and has retained legal and accounting advisors to assist the Company with respect to this matter.

•

The Company’s Board of Directors has established a Special Committee of independent directors to oversee the Company’s internal investigation and determine and take any actions on behalf of the Company in response to the SEC investigation and the matters related to it.

•

The Audit Committee of the Company’s Board of Directors has also undertaken an assessment of the accuracy of the Company’s historical financial statements and related disclosures that were contained in certain previously filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

•

On August 14, 2019, the Company’s Board of Directors concluded that its previously issued consolidated financial statements and financial information relating to each of the fiscal years ended December 31, 2015, 2016, 2017 and 2018 contained in its Annual Reports on Form 10-K and its condensed consolidated financial statements for the quarters and year-to-date periods ended June 30 and September 30, 2015; March 31, June 30 and September 30, 2016; March 31, June 30 and September 30, 2017; March 31, June 30 and September 30, 2018; and March 31, 2019 (collectively, the “Non-Reliance Periods”), contained errors and should be restated.

•

As a result of the above, the Company has determined that a material weakness exists in the Company’s internal control over financial reporting and that disclosure controls and procedures were ineffective during the Non-Reliance Periods. Accordingly, the Company will amend any disclosures pertaining to its evaluation of such controls and procedures as appropriate in connection with the restated filings.

Although the Company cannot, at this time, estimate when it will file its restated financial statements for the Non-Reliance Periods, it is diligently pursuing completion of the restatement and intends to make such filings as expeditiously as possible. To do so, the Special Committee will need to finish its own investigation, assess the accuracy of certain prior disclosures, assess and remediate any material weaknesses, complete its preparation of the restated financial statements and revised disclosures and have the restated annual financial statements audited and the restated

quarterly financial statements reviewed by its outside accountants, among other things. The Company cannot give any assurances regarding the timing of the completion of these matters or the impact of these things on the Company, its business or prospects. Nor can the Company predict the outcome of the SEC investigation, which could have a material adverse effect on the Company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kevin Hubbard	281	258-4400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, the Company is not in a position to provide with specificity the amount of any change in its results of operations for the three and nine months ended September 30, 2019, as compared to the three and nine months ended September 30, 2018 because the Company is still completing its internal investigation and restated financial statements as described above. The timing of the Company’s ability to publish third quarter 2019 operating results is dependent upon completion by the Company of its ongoing internal investigation and the restated financial statements.

Forward-looking Statements

Except for statements of historical fact, the matters discussed herein are “forward-looking statements” within the meaning of the applicable U.S. federal securities laws. The words “may,” “possible,” “estimates”, “expects,” “believes” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements regarding the possible impact of the matters summarized in this Form, may or may not be realized, and differences between estimated results and those actually realized may be material.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, risks relating to the following known and unknown things:

•	the outcome of the SEC investigation, which could include sanctions against the Company and its officers and directors, civil lawsuits and criminal penalties;

•	the impact of the restatement and conclusion of the Company regarding the effectiveness of its internal controls and disclosure controls and procedures, among other things;

•	the outcome of the Company’s internal investigation into the matters summarized in this Form;

•	additional risks may arise in the process of completing the restatement and related disclosures to be revised;

•	the possible impact on payments received from the State of Alaska regarding completed tax credits and pending applications;

•	risks related to a possible delisting from the Nasdaq Capital Market;

•

risks related to the Company’s debt agreements and related previously disclosed events of default, including the risks that the holders of the debt do not provide waivers of the events of default and seek to accelerate the maturity date of the applicable debt and exercise other remedies, such as foreclosure, among other things;

•	risks arising from the holders of the Company’s debt taking other actions against the Company, including by seeking a bankruptcy filing;

•	the potential need for the Company itself to seek bankruptcy protection;

•	costs and outcomes of pending and future litigation;

•	the impact that the disclosure in this Form, as well as possible future filings and disclosures may have on the Company’s business, including customers, employees and others;

•

the time and expense required to respond to the SEC and for the Company to complete the restatement and its internal investigation, which expenses are likely to be material and are likely to have a material adverse impact on the Company’s cash balance, cash flow and liquidity; and

•	other risks described more fully in the Company’s filings with the SEC that relate to matters not covered in this Form.

Each of these risks, and the known and unknown consequences of these risks, could have a material negative impact on the Company, its business and prospects. As of the date of this Form, the Company cannot make any assurances regarding the impact or outcome of these risks. Forward-looking statements reflect the views of the Company as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments, other than in compliance with U.S. federal securities laws and the Company’s determination that any such revised disclosure is necessary or advisable to do.

______________________________________________________________________________________

SAExploration Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2019	By:	/s/ Kevin Hubbard Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.